January 14, 2016

Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

Re:	SEI Investments Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 000-10200

Dear Mr. Rodriguez:

We are responding to your letter dated November 30, 2015 concerning the above-captioned filing of SEI Investments Company (SEI). In this letter we have restated your comment and follow it with our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 46

1. You disclose that certain portions of your revenues require management's consideration of the nature of the client relationship in determining whether to recognize as revenue the gross amount billed or the net amount retained after payments are made to vendors for certain services related to the product or service offering. Please provide us with your analysis of how you determined that certain revenues should be accounted for on a gross versus net basis. Please also tell us the amount of revenues that require management's consideration of whether revenues should be accounted for on a gross versus net basis.

Response
Our determination of recognizing revenue as the gross amount billed to the customer or the net amount retained after payments made to vendors for certain services is based upon the guidance in FASB ASC Subtopic 605-45, Revenue Recognition: Principal Agent Considerations (ASC 605-45). ASC 605-45 provides guidance that an entity should consider in determining whether to recognize revenue at the gross amount billed or the net amount retained. The following indicators from ASC 605-45 were used in our evaluation to determine when we are the principal in a transaction and should recognize revenues at the gross amount billed:

•	The entity is the primary obligor in the arrangement;

•	The entity has general inventory risk - Before customer order is placed or upon customer return;

•	The entity has latitude in establishing price;

•	The entity changes the product or performs part of the service;

•	The entity has discretion in supplier selection;

•	The entity is involved in the determination of product or service specifications;

•	The entity has physical loss inventory risk - After customer order or during shipping, and

•	The entity has credit risk.

The following indicators from ASC 605-45 were used in our evaluation to determine when we are agent in a transaction and should recognize revenues at the net amount retained:
•The entity's supplier is the primary obligor in the arrangement;

•	The amount the entity earns is fixed, and

•	The supplier has credit risk.

We classify our revenues as: (i) Asset management, administration and distribution fees, (ii) Information processing and software servicing fees, and (iii) Transaction-based and trade execution fees. For the majority of our services provided to the customer, we are the primary party that is responsible for fulfilling the obligations of the contract, including providing customer support, resolving customer complaints, performing part or all of the services, and accepting responsibility for the quality of the services identified in the contract. In addition, we retain full discretion in establishing the price charged to the customer, control the nature, type, characteristics or specifications of the obligations identified in the contract, and assume all credit risk associated with the client. We utilize the services of third parties for the provision of some of the services associated with our contractual obligations. We consider most of these a typical vendor relationship. We maintain control over the selection, replacement and amount of vendors used as well as the price paid to the vendors. We are obligated to compensate the vendors for work performed regardless of whether the customer accepts the services provided and retain any benefit resulting from the vendor relationship. Based on the foregoing, we have concluded we are the primary obligor for most of our contractual arrangements because we meet all of the applicable indicators (except, in all cases, The entity has physical loss inventory risk - After customer order or during shipping, which is not an applicable indicator for our business) for gross reporting and did not meet any of the indicators suggesting net reporting. Therefore, the majority of fees received from our customers are recorded as gross revenues and vendor costs are recorded as gross expenses.

As discussed later, we are party to certain arrangements, primarily for certain services relating to our Asset management, administration, and distribution fees, whereby fees received for those arrangements are reported net of costs associated with the provision of those services. The following table provides a summary of our revenues that were reported gross and those that were reported net of costs to third parties:

(In thousands)	Revenues Reported Gross	Revenues Reported Net	Total Revenues As Reported

Asset management, administration and distribution fees	$875,520	$73,412	$948,932
Information processing and software servicing fees	274,597	10,866	285,463
Transaction-based and trade execution fees	31,610	—	31,610
Total Revenues	$1,181,727	$84,278	$1,266,005

Asset management, administration and distribution fees
Our Asset management, administration and distribution fees are primarily generated from: (i) fees earned and collected directly from SEI-sponsored investment products for providing investment advisory, fund administration, distribution and shareholder services, and (ii) fees earned and collected directly from our clients for investment management and custody services that invest in SEI-sponsored investment products, or fees earned and collected directly from our clients for accounting and administration and distribution support services for non-SEI sponsored investment products.

Fees earned and collected directly from SEI-sponsored investment products
Our investment products consist mainly of money market, fixed-income and equity mutual funds, collective investment products, alternative investment portfolios and separately managed accounts. Through our wholly-owned subsidiaries, we serve as the sponsor, administrator, transfer agent, investment advisor, distributor and shareholder servicer for many of these investment products. We utilize our investment products to formulate an investment strategy tailored to meet the needs of different investors, taking into consideration their objectives and risk tolerances. Our investment products contract directly with us for the provision of our services. Our clients or our clients' clients are the investors in these products. For some of our clients, our fees are received directly from our investment products through our contractual arrangements with those products. We do not bill our clients directly for those services.

Many of the investment products we sponsor are Regulated Investment Companies (the Funds) that are organized into trusts which are governed by an independent Board of Trustees (the Board). We enter into Investment Advisory Contracts with the Funds and receive a fee for our services. We develop strategies designed to invest in a globally diversified portfolio consisting of multiple asset classes and investment styles, identify advisory firms to implement the investment strategies, and allocate assets to the selected advisory firms. Subject to Board approval, we also enter into Sub-Advisory Agreements with the selected sub-advisers to provide day-to-day portfolio management for our Funds. The investment advisory fees we receive from these funds are reported net of the fee paid to the selected advisory firms. Our assessment was based on the following facts:

•
The Board of the Funds, not us, is ultimately responsible for all sub-advisory relationships. The Investment Company Act of 1940 requires the Board of the Funds to approve all advisory contracts, including sub-advisory contracts, for the Funds. This responsibility includes approval of the sub-advisers, the sub-advisory agreement and the sub-advisory fees for each sub-adviser.

•
Our oversight of the sub-advisers is subject to the Board's control. We may not hire, terminate or change the advisory fee paid to a sub-adviser without Board approval. The Board of the Funds has full knowledge of our obligations as well as that of the sub-advisers.

•
The Board of the Funds evaluates the fees paid to sub-advisers and the advisory fee paid to SEI separately to effectively make a determination that the net fee paid to us is appropriate for the provision of our services. The Board has latitude in establishing the price for our fees and that of the sub-advisers.

•
All sub-adviser fees are based on the net assets of the Fund (or the portion of the Fund managed by the sub-adviser). For this reason, the sub-adviser will be paid by the Fund so long as the Fund has assets managed by the sub-adviser.

Our analysis of the foregoing facts closely align with the indicators for net reporting identified in ASC 605-45. We have concluded that we are performing the role of an agent by arranging for the Funds the provision of sub-advisory services and the sub-advisers are the primary obligor. Therefore, we report our advisory fees net of the fees paid to the sub-advisers for those Funds with an independent board. For our Funds that are governed by an independent Board of Trustees, we reported $72,128,000 in total advisory fee revenue for the year ended December 31, 2014. This amount was net of $175,941,000 of fees paid to sub-advisers.

Advisory fees received for our investment products that are not regulated by the Investment Company Act of 1940 are reported gross because we are the party responsible for the provision of advisory services to these investment products. We contract directly with the investment products and control the contractual obligations for these contracts. We also control the selection, oversight, pricing, and termination for any sub-adviser used in the day-to-day portfolio management for these investment products. For these arrangements, we meet all of the applicable indicators for gross reporting identified in ASC 605-45 and none of the indicators suggesting net reporting. Therefore, we have concluded that we are the principal for these arrangements and reporting fees gross relating to these arrangements is appropriate. All sub-adviser costs associated with these investment products are reported as an expense.

We have entered into Distribution Agreements whereby we serve as the distributor for our Funds. Our Funds have adopted distribution plans that permit the Funds to pay for distribution-related services in accordance with the current prospectus. Also, we have Sub-Distribution and Servicing Agreements with third-party brokers and banks to serve as participating dealers which permits the participating dealer to accept orders for the purchase, exchange or redemption of Shares of the Funds. The structure of these arrangements is generally that the Funds pay the distribution fees to us as the Funds' distributor and we pay all or a portion of those amounts to the participating dealers in respect of our Funds. The fees paid by the Funds are computed and paid in accordance with the prospectus and applicable distribution plans adopted by the Funds. Upon entering into the Sub-Distribution and Servicing Agreements or other similar agreements with participating dealers, we believe our role is an agent for the Funds and that the obligations identified in these arrangements are completed by the participating dealers or banks. Therefore, we are not the primary obligor for these arrangements and the fees we receive from our Funds pertaining to these arrangements are reported net of the payments made to the participating dealers. We reported $705,000 in total distribution fee revenue received from our Funds for the year ended December 31, 2014. This amount was net of $1,052,000 of fees paid to the participating dealers relating to these arrangements.

Fees earned and collected directly from our clients
Some of our clients contract with us directly for investment management and custody services. We develop an investment strategy utilizing our investment products that integrates a multi-manager investment process as well as advisory services including asset liability modeling and customization of an asset allocation plan, designed to meet long-term objectives identified by the client. In addition, we also offer plan administration services including trustee, custodial and benefit payments. For these arrangements, we bill and collect our fees directly from the client. We have concluded that we are the principal for these arrangements and meet all of the applicable indicators identified in ASC 605-45 for gross reporting and do not meet any of the indicators suggesting net reporting. We record these revenues gross primarily because we are responsible for fulfilling the obligations of the contract to the satisfaction of our clients. We control the nature, type, and specifications of the services offered to our clients, perform part of the services as well as establishing the price.

We also provide accounting and administration services, and distribution support services to traditional investment managers who advise mutual funds, UCITS schemes, collective investment trusts and other types of traditional investment products, and investment managers worldwide who sponsor and distribute alternative investments such as hedge funds, funds of hedge funds, private equity funds and other non-traditional investment products. Our services include, but are not limited to, account and fund administration; investment portfolio and fund accounting; cash administration and treasury services; trade capture, settlement and reconciliation; tax, audit and regulatory reporting, and investor services. Except as discussed below, we are the principal for these arrangements and meet all of the applicable indicators identified in ASC 605-45 for gross reporting and do not meet any of the indicators suggesting net reporting.

We have entered into Distribution Agreements whereby we serve as the distributor for client-sponsored Funds that have adopted distribution and/or shareholder service plans. Also, we have Sub-Distribution and Servicing Agreements with third-party brokers to serve as participating dealers which permits the participating dealer to accept orders for the purchase, exchange or redemption of Shares of the Funds, respond to shareholder inquiries, and handle shareholder communications and other shareholder services. We do not perform any execution of trades or shareholder services for these Funds but rather engage participating dealers to perform the execution of trade orders and shareholder services on behalf of these Funds. The structure of these arrangements is generally that the Funds pay the distribution and/or shareholder service fees to us as the Funds' distributor and we pay all or a portion of those amounts to the participating dealers in respect of those Funds. The fees paid by the Funds are computed and paid in accordance with the prospectus and applicable distribution and/or shareholder service plans adopted by the Funds. Upon entering into the Sub-Distribution and Servicing Agreements or other similar agreements with participating dealers, our role is an agent for the Funds and the obligations identified in these arrangements are completed by the participating dealers. It is not our intention upon entering into these arrangements or in the contracts governing the relationships to assume any liability to pay third parties any amount in excess of the amounts received by the Funds. Based on the foregoing, we have concluded that we are not the primary obligor and the fees we receive from the Funds pertaining to these arrangements are reported net of the payments made to the participating dealers. We reported $579,000 in total distribution fee revenue pertaining to these arrangements for the year ended December 31, 2014. This amount was net of $25,745,000 of fees paid to the participating dealers.

Information processing and software servicing fees
Our Information processing and software servicing fees primarily consist of application and business process outsourcing services to banks, trust companies, independent wealth advisers and other financial services firms. Our services are delivered through the use of two proprietary software applications, TRUST 3000® and the SEI Wealth PlatformSM. We own, maintain, and support our proprietary applications. The full range of activities include: (i) investment management services, including portfolio analysis, investment decision support, and performance reporting; (ii) account services including cash processing and investor reporting on all accounts; (iii) Investment processing including securities processing and investment accounting for all types of domestic and global securities; and (iv) compliance reporting including audit, compliance, and regulatory reporting. We also provide custodial and sub-custodial services and back office accounting to trust companies and bank trust departments. Our clients contract directly with us for the provision of these services as a single service provider integrated with our proprietary software applications. We manage, control and deliver the obligations identified in the contract with our client. We also design, develop and enhance our service offering to our clients through the use of our proprietary applications. We perform many of these services and are responsible for customer support and resolution of customer complaints. We do utilize the services of third parties to perform certain activities such as security pricing, custody, recordkeeping, tax reporting, performance reporting, etc. We contract directly with these third-party vendors. We control the selection of the third-party vendors, manage and oversee the performance of their services, and control the pricing associated with these vendor relationships. We maintain all credit risk with our clients and are contractually obligated to pay these vendors for their services regardless of collections from our clients. For these arrangements, we are the principal and gross reporting is appropriate. Except as discussed below, our revenues within this category are recorded gross because we meet all of the applicable indicators in ASC 605-45 for gross reporting and none of the indicators suggesting net reporting. Fees paid to vendors for their services are recorded as an expense.

We have agreements with third-party mutual fund distribution companies to perform recordkeeping and shareholder services in connection with transactions processed through our software applications. These transactions are processed through an omnibus account for the benefit of our clients' customers. In certain situations, our clients provide recordkeeping and/or shareholder services with regards to their customer accounts and we are only processing transactions on their behalf. For these clients, we remit a percentage of the fees collected by us from the mutual fund company related to their customers' accounts that are the investors in those funds. Our client is responsible for the provision of the recordkeeping and/or shareholder service to their customer's account. We do not control the provision of those services and are not the primary party responsible for fulfilling those obligations. We act as the agent on behalf of our client and only process the transaction on our platforms. Based on the foregoing, we have concluded we are not the primary obligor and more closely align with indicators of net reporting based on the guidance in ASC 605-45. For these types of arrangements, we record our revenue net of fees paid to our clients. We reported $10,866,000 in revenues pertaining to these arrangements for the year ended December 31, 2014. This amount was net of $11,545,000 of fees paid to our clients.

Transaction-based and trade execution
Our Transaction-based and trade execution fees primarily result from commissions earned from securities transactions executed on behalf of our clients. We also earn brokerage fees through various programs offered to our clients, including soft dollars and commission recapture. We report our revenues gross because we are the primary party that is responsible for fulfilling the obligations of the contract with our clients. We meet all of the applicable indicators in ASC 605-45 for gross reporting and none of the indicators suggesting net reporting. Any third-party costs are recorded as an expense.

In addition, we hereby acknowledge that:
•SEI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SEI may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company